UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2007

                        Commission File Number 000-22286

                       Taro Pharmaceutical Industries Ltd.
                 (Translation of registrant's name into English)

                   14 Hakitor Street, Haifa Bay 26110, Israel
                     (Address of principal executive office)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
         Form 20-F  |X|    Form 40-F  |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: May 30, 2007

                             TARO PHARMACEUTICAL INDUSTRIES LTD.

                             By:  /s/ Tal Levitt
                             -------------------
                                     Name: Tal Levitt
                                     Title: Director and Secretary

                          Taro Merger with Sun Proceeds
                     after Favorable Court Ruling in Israel

             Temporary Injunction Requested by Templeton Not Issued

                      Decrease of Interim Financing by 9.5%


    HAWTHORNE, N.Y.--(BUSINESS WIRE)--May 21, 2007--Taro Pharmaceutical Industries Ltd. ("Taro", the "Company," Pink Sheets:
TAROF) reported that the Tel Aviv District Court has today determined not to issue a temporary injunction sought by Franklin Advisers, Inc. and Templeton Asset Management Ltd. (collectively, "Templeton") to halt the acquisition of Taro by Sun Pharmaceutical Industries Ltd. ("Sun," Reuters: SUN.BO, Bloomberg: SUNP IN, NSE: SUNPHARMA, BSE:
524715) announced by Taro and Sun yesterday.

    The transactions announced by Taro and Sun will continue as planned.

    As part of the court proceedings, Taro agreed to decrease the interim funding of $45 million by 9.5%. Sun is now providing $40,725,000 million of interim equity financing to Taro by acquiring 6,787,500 million of the Company's ordinary shares at $6.00 per share and three-year warrants to purchase 6,787,500 shares with an exercise price of $6.00 per share.

    On May 20, 2007 Taro and Sun announced that they have entered into a definitive merger agreement providing for the acquisition of Taro by Sun for $7.75 per share in cash, a premium of 27% over the closing price of $6.10 per share on May 18, 2007, representing a transaction with total equity value of approximately $230 million. Sun will also refinance approximately $224 million in net debt of Taro. The total enterprise value of the transaction is approximately $454 million.

    On May 10, 2007, Templeton, the beneficial owners of approximately 9% of the Company's ordinary shares, filed an initiating motion in Tel Aviv District Court seeking certain remedies intended to prevent alleged oppression of minority shareholders. They also filed a motion for the appointment of a special interim manager to review the Company's efforts to identify an appropriate transaction.

    On May 19, 2007, Templeton filed a supplemental request with the court indicating that they believed a transaction involving Taro was imminent, and seeking a temporary injunction to prevent the Company from entering into any transaction that might result in oppression of minority shareholders.

    The Tel Aviv District Court determined not to issue a temporary injunction.

    About Taro and Sun

    Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products. For further information on Taro Pharmaceutical Industries Ltd., please visit the Company's website at www.taro.com.

    Established in 1983, listed since 1994 and headquartered in India, Sun Pharmaceutical Industries Ltd. is an international, integrated specialty pharmaceutical company. It manufactures and markets a large basket of pharmaceutical formulations as branded generics as well as generics in India, the U.S., and several other markets across the world.

    SAFE HARBOR STATEMENT

    Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company expects to happen, or similar language, and statements with respect to the various transactions with Sun described in this press release, all of which are contingent and subject to various conditions. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include failure to consummate the agreements with Sun, actions of the Company's lenders, creditors and Sun, general domestic and international economic conditions, industry and market conditions, slower than anticipated penetration of new markets, changes in the Company's financial position, the outcome of any ongoing litigation by Templeton, litigation in any court in Israel, the United States, or any country in which Taro or Sun operate, litigation, regulatory actions and legislative actions in the countries in which Taro operates, future demand and market size for products under development, marketplace acceptance of new or existing products, either generic or proprietary, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.



    CONTACT: Taro Pharmaceutical Industries Ltd.
             Daniel Saks, 914-345-9000 ext. 6208
             Vice President, Corporate Affairs